Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On June 16, 2026, Hennessy Capital Group LLC published the following post on LinkedIn:

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On June 16, 2026, ONE Nuclear Energy LLC published the following post on X:

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On June 16, 2026, ONE Nuclear Energy LLC published the following press release:

ONE Nuclear Announces Strategic Collaboration with Sunshine Partners to Develop Joint Power Projects in West Texas

18,000+ acre portfolio in ERCOT West represents a significant energy infrastructure development opportunity

WEST PALM BEACH, Fla.—(BUSINESS WIRE)—ONE Nuclear Energy LLC (“ONE Nuclear”), an independent developer of large-scale energy solutions powered by natural gas and advanced nuclear technologies, today announced it has signed a Letter of Intent (LOI) with Sunshine Partners US LLC (“Sunshine Partners”) to evaluate the joint development of power generation projects across a portfolio of five sites representing approximately 18,275 acres located in West Texas.

The expansive portfolio, known as the “West Texas Platform,” spans five key counties within the ERCOT West market, representing a significant energy infrastructure development opportunity.

Sunshine Partners believes the sites are well-suited for a range of energy and industrial uses, including natural gas generation, solid oxide fuel cell (SOFC) generation, advanced nuclear energy, utility-scale solar, battery energy storage systems (BESS), data centers, and advanced manufacturing facilities.

West Texas has long been one of America’s most important energy corridors - combining world-class solar resources, deep energy infrastructure, and available land at scale, within reach of some of the fastest-growing power demand in the country. The collaboration comes as electricity demand across Texas continues to accelerate, driven by rapid growth in AI computing, hyperscale data centers, industrial reshoring, and broader electrification trends. As power becomes the binding constraint for industrial growth, AI infrastructure, and grid reliability, the region is uniquely positioned to help carry the next phase of American energy expansion.

“For ONE Nuclear, this platform represents a compelling opportunity to help address one of the most important energy challenges facing the United States – delivering reliable, scalable power where demand is growing fastest,” said Coen Weddepohl, Chief Financial Officer and Chief Investment Officer of ONE Nuclear. “These sites offer exceptional infrastructure advantages and development flexibility. By combining Sunshine Partner’s site development expertise with ONE Nuclear’s phased gas-to-nuclear deployment strategy and behind-the-meter power solutions, we believe we can create a powerful framework for supporting future industrial and technology growth in West Texas.”

“We are excited to partner with ONE Nuclear to evaluate the development potential of the West Texas Platform,” said Marcus Jacobsson, Co-founder and Chief Executive Officer of Sunshine Partners. “Sunshine Partners’ strategy is built around scaling integrated Energy Super Sites - combining utility-scale solar, battery energy storage, and firm, high-availability baseload generation, including deployment-efficient, low-emissions SOFC technology, to deliver always-on energy for the community, grid, advanced industry, and hyperscale data centers. ONE Nuclear’s phased gas-to-nuclear approach is a natural next layer in that stack, uniquely suited to the scale and long-term development vision we bring to West Texas. At the heart of how we develop is a commitment to being a positive net contributor and a responsible long-term partner in the communities we build in - a commitment we aim to put into binding contractual terms and project structures that create durable local value. The recent launch of Sunshine DevCo - our dedicated West Texas development arm formed through our merger with TBRE - has been central to assembling a platform of this depth and scale, and we are genuinely excited that it is already opening the door to partnerships of this caliber. Together, these sites form a highly strategic energy ecosystem within ERCOT West. The combination of transmission access, water availability, diversified infrastructure, and large-scale development acreage positions this platform to support the next generation of energy, data center, and industrial investments in Texas.”

The five-site platform creates an expansive development opportunity in one of the nation’s most active energy and industrial corridors, offering multiple pathways to deploy power generation assets.

The companies will jointly evaluate development pathways and commercial opportunities across the West Texas Platform, with a focus on delivering reliable, scalable power solutions capable of supporting long-term economic growth throughout the region.

About Sunshine Partners US LLC

Sunshine Partners is a premier utility-scale site and clean energy developer. With a proven track record in land acquisition, permitting, solar development, and infrastructure alignment, Sunshine Partners develops Energy Super Sites - purpose-built platforms combining utility-scale solar, battery energy storage, and firm baseload generation to deliver reliable, scalable power. Sunshine Partners’ growing portfolio spans over 20 GW of development potential.

About ONE Nuclear

ONE Nuclear is an independent developer of scalable energy solutions powered by natural gas and advanced nuclear SMR technology. ONE Nuclear’s approach seeks to meet rapidly growing energy demand with a fast-to-market and fully integrated platform to develop, own and operate utility-scale natural gas and advanced nuclear power generation to serve industrial and grid applications. ONE Nuclear is committed to advancing clean energy deployment through innovative nuclear technologies and strategic site development. For additional information, please visit www.onenuclearenergy.com.

On October 23, 2025, ONE Nuclear announced that it had entered into a definitive agreement for a business combination with Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“Hennessy VII”) in a transaction that, upon closing, would result in ONE Nuclear becoming a U.S.-listed public company. The combined company is expected to be listed on the Nasdaq exchange under the ticker symbol “ONEN” following an anticipated transaction close in the second half of 2026, subject to satisfaction of customary closing conditions. For more information visit https://www.onenuclearenergy.com/investors.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding ONE Nuclear’s and Hennessy VII’s expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and Hennessy VII’s current beliefs and assumptions. ONE Nuclear and Hennessy VII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination (the “Business Combination”) may not be completed in a timely manner or at all, which may adversely affect the price of Hennessy VII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the definitive agreements related to the Business Combination (the “Business Combination Agreement”) by the shareholders of Hennessy VII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or Hennessy VII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by Hennessy VII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in Hennessy VII’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4 (the “Registration Statement”), the preliminary proxy statement/prospectus and other relevant materials filed by Hennessy VII in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither Hennessy VII nor ONE Nuclear presently know or that Hennessy VII and ONE Nuclear currently believe are immaterial. ONE Nuclear and Hennessy VII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This press release contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, FutureWorx, and other business partners. These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and the latest available information and estimates as of the date of this press release. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties, which have not been completed as of the date of this press release. As a result, such descriptions of key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, and FutureWorx, remain subject to change, and there can be no assurance that definitive agreements with such business partners will be executed or, if executed, that the terms of such definitive agreements will not vary materially from those described herein.

Important Information for Investors and Shareholders

In connection with the Business Combination, Hennessy VII has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Business Combination and a proxy statement to be distributed to holders of Hennessy VII’s ordinary shares in connection with Hennessy VII’s solicitation of proxies for the vote by Hennessy VII’s shareholders with respect to the Business Combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, Hennessy VII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of Hennessy VII as of a record date to be established for voting on the Business Combination.

This press release does not contain all the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Hennessy VII may file with the SEC. Before making any investment or voting decision, investors and security holders of Hennessy VII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about ONE Nuclear, Hennessy VII and the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Hennessy VII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Hennessy VII may be obtained free of charge from Hennessy VII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Hennessy VII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from Hennessy VII’s shareholders in connection with the Business Combination. For more information about the names, affiliations and interests of Hennessy VII’s directors and executive officers, please refer to Hennessy VII’s Annual Report on Form 10-K filed with the SEC on March 6, 2026, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Business Combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of Hennessy VII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This press release shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors: Caldwell Bailey – ICR, Inc.

For Media: Matt Dallas – ICR, Inc.

onenuclear@icrinc.com